CERTIFICATE OF NOTIFICATION

                                    filed by

                              THE SOUTHERN COMPANY


Pursuant to supplemental order of the Securities and Exchange Commission dated October 20, 1987, in the matter of File No. 70-6982.

                                                - - - - - - - - - -

         The Southern Company (Southern), pursuant to Rule 24, hereby provides the following information as required by the above-mentioned supplemental order:

         (1)      financial statements of Integrated Communication Systems,Inc.
                  (ICS), as furnished to Southern by ICS (Reference is made to Exhibit A filed herewith);

         (2) number of shares outstanding of ICS common stock at December 31, 1996 - 611,512 shares; number of ICS shares owned by Southern - 130,381 shares; percentage of ICS shares outstanding owned by Southern - 21.32%; the number of ICS shares owned by American Electric Power, Inc. (AEP) - 80,000 shares; percentage of ICS shares outstanding owned by AEP - 13.08%; and

         (3) revenues of ICS by major segments, as furnished to Southern by ICS (Reference is made to Exhibit A filed herewith).

                  Filed herewith is the following exhibit:

                  Exhibit  A -      Financial statements of ICS at December
                                    31, 1996, including revenues of ICS by major segment.


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                                    SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  March 31, 1997                    THE SOUTHERN COMPANY



                                          By  /s/  Tommy Chisholm
                                                          Tommy Chisholm
                                                                Secretary


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                                                                     Exhibit A

2


              INTEGRATED COMMUNICATION SYSTEMS, INC. & SUBSIDIARIES

                  STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                   (UNAUDITED)





EARNED REVENUE:                                                $ 590,350

COST OF EARNED REVENUE                                           811,441

GROSS PROFIT (LOSS)                                              (221,091)

Marketing, Development & Operating Expenses                       641,561

OPERATING LOSS                                                   (862,652)

Other Income                                                        3,767

Net (Loss) for the Year                                         $(858,885)




Retained Earnings (Deficit) December 31, 1995                  $(11,684,421)

Retained Earnings (Deficit) December 31, 1996                  $(12,543,306)






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              INTEGRATED COMMUNICATION SYSTEMS, INC. & SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                                DECEMBER 31, 1996
                                   (UNAUDITED)

ASSETS

CURRENT ASSETS:
   Cash                                                          $    169,211
   Trade Accounts Receivable                                          229,740
   Deposits with supplier                                             500,000
   Prepaids, etc.                                                       5,048
                                                                  -----------
      Total Current Assets                                            903,999

PROPERTY AND EQUIPMENT, AT COST, Net of
     Accumulated Depreciation of $94,949                              332,214
                                                                  -----------

     Total Assets                                                 $ 1,236,213
                                                                  ===========


LIABILITIES AND STOCKHOLDERS' EQUITY DEFICIT

CURRENT LIABILITIES:
     Trade Accounts Payable                                       $   274,507
     Accrued Liabilities                                               13,541
     Deferred Revenue                                               1,183,174
     Advance from Equipment Manufacturers                             725,000
                                                                   -----------
         Total current liabilities                                  2,196,222

LONG-TERM LIABILITY                                                   200,000

STOCKHOLDERS' EQUITY (DEFICIT):
     Common Stock $.10 par value;
         authorized shares -- 2,000,000;
         issued and outstanding shares --
         611,512 in 1996                                               61,151
     Additional paid-in capital                                     8,862,706
     Common Stock rights outstanding -- 109,072                     2,459,440
     Accumulated Deficit                                          (12,543,306)
                                                                  -----------

     Total liabilities and stockholders' equity (deficit)         $ 1,236,213
                                                                  ===========